UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB Number: 3235-0123
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10029550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-47398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING_____12/31/09_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BGB SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 N. Glebe Road, Suite 1040
_____(No. and Street)_____

Arlington, DC 22201
_____
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Q. Zhang   (703) 528-7788
_____   _____
                                                     (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
_____
                    (Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Sarah Q. Zhang_____, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of _____ __BGB Securities, Inc._____, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

_____

_____

_____

_____

_____
Signature

Treasurer/FINOP_____
Title

_____ 2/23/10
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BGB SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

WILLIAM BATDORF & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1750 K STREET, N.W., SUITE 375

WASHINGTON, DC 20006

TELEPHONE

(202) 331-1040

FACSIMILE

(202) 659-1293

INDEPENDENT AUDITORS' REPORT

Board of Directors
BGB Securities, Inc.:

We have audited the accompanying statement of financial condition of BGB Securities, Inc. (the Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BGB Securities, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

February 23, 2010

William Batdorf & Company, P.C.

BGB SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 23,845
Receivable from clearing organization	61,990
Securities owned - at market value	937,159
Accrued interest receivable	9,451
Deposit held by clearing organization	100,000
Total assets	$ 1,132,445

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to parent company	$ 457,700
Trades not yet settled	-
Accrued commissions	32,824
Total liabilities	490,524
Stockholder's equity	
Common stock (no par value, 1,500 shares authorized, 100 shares issued and outstanding)	380,174
Retained earnings	261,747
Total stockholder's equity	641,921
Total liabilities and stockholder's equity	$ 1,132,445

See accompanying notes to financial statements.

BGB SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

BGB Securities, Inc. (Company) was formed on August 5, 1999, as a corporation under the laws of Delaware. The Company is a wholly-owned subsidiary of Aegis Financial Corporation (Parent Company), who provides investment management services to the Aegis Value Fund, Aegis High Yield Fund and other investors.

As an introducing broker, the Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities brokerage and trading services to both individuals and institutional entities, and executed portfolio transactions on behalf of the Aegis Value Fund and Aegis High Yield Fund through March 1, 2006.

Certain officers and directors of these funds are also officers and directors of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of BGB Securities, Inc. (the Company) are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Revenue Recognition

Securities transactions and related commissions are recorded on a trade date basis. Investment banking revenue is recorded as follows: financial advisory and consulting fees as services are performed and underwriting fees at the time the underwriting is completed and income is reasonably determinable. The portion of commission revenues which represent commission reserves are recorded as an expense and liability at the same time the revenues are recognized.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments a maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

During 2008, the Company classified all investments held as "available-for-sale." Securities classified as "available-for-sale" are carried in the financial statements at fair value. Realized gains and losses are calculated on the first-in first-out method and are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Trading gains and losses on investments bought with the intention to be sold in the near term are shown net and included in non-operating income.

Receivable from Clearing Organization

Receivable from clearing organization represents commissions on customer trades, and is recorded on a trade-date basis. All accounts receivable are generally collected within 30 days. However, the Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Management believes all significant receivables are collectible and, therefore, no valuation allowance has been established at December 31, 2009.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Effective January 1, 2003, the Parent Company elected S corporation status and the Company elected "QSub" status. Earnings and losses after this date are included in the personal income tax returns of the stockholders of the Parent Company, and are taxed depending on their personal tax strategies. Accordingly, more likely than not, the Company will not incur additional income tax obligations from any tax on built-in gains realized during the ten year period ending December 31, 2012.

NOTE 3 - SECURITIES OWNED

Securities owned consist of investment securities at market value, as follows:

Equity securities	$ 385,105
Corporate debt securities	552,054
Total	$ 937,159

NOTE 4 - RECEIVABLE FROM CLEARING ORGANIZATION

As an introducing broker, the Company has entered into a clearing agreement with National Financial Services, LLC (NFS) as the clearing agent. The agreement is in effect until August 2007, and thereafter may be renewed annually. Either party may terminate the agreement on 90 days written notice. At December 31, 2009, the receivable from NFS consisted of commission receivable of $61,991

NOTE 5 - RETIREMENT PLAN

The Company has a profit sharing plan that covers all employees that meet the plan's eligibility requirements. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. The Company has elected not to make a contribution to the profit sharing plan for 2009.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Rule 15c-3 (Net Capital Rule), which prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Net Capital Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company's net capital was $443,237 as of December 31, 2009, which was $393,237 in excess of its required minimum net capital of $50,000. The Company's net capital ratio of aggregate indebtedness to net capital was 1.11 to 1 as of December 31, 2009.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

BGB SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2009

NOTE 8 - FAIR VALUE MEASUREMENT

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 9 - RELATED PARTIES

The Company has entered into an agreement with the Parent Company. The Parent Company provides administrative and management services to the Company, including office space, equipment, personnel, securities quotes and information services. In return, the Company pays the Parent Company an administrative fee equal to 90% of operating profits. During 2009, the Company recorded management fees totaling $257,480 in connection with this agreement. The rate in the above agreement is reviewed annually and may be adjusted if mutually agreed to by both parties. At December 31, 2009, the Company had an amount due to the Parent Company of $457,700 for unpaid management fees.

The Parent Company has entered into agreements with its stockholders to purchase their stock in the event of death, total disability, involuntary withdrawal or voluntary withdrawal. A formula, depending on the date and/or timing of the event, determines the purchase price of the stock. There is no agreement for the Company to fund this obligation, if incurred by the Parent Company.

NOTE 10 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
BGB Securities, Inc.

In planning and performing our audit of the financial statements of BGB Securities, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bathof & Company, P.C.

February 23, 2010

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

To the Board of Directors of
BGB Securities, Inc.
Arlington, VA

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to Form SIPC-7T of Securities Investor Protection Corporation assessments and payments of BGB Securities, Inc. for the period ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the form referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the form referred to above and does not extend to any financial statements of BGB Securities, Inc. taken as a whole.

William Batdorf & Company, P.C.

SEC
Mail Processing
Section

MAR 0 2 2010

Washington, DC

February 23, 2010

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